Exhibit 99.1

Hi everyone,

My name is Tema McMillon, and I am an appraiser on the Masterworks acquisitions team.

It’s my pleasure to share with you our latest offering, a 2014 work titled “xRxaxtx x&x xHxexaxrxtx” by the prominent artist and activist Banksy.

Banksy’s market has grown rapidly over the last 2 years as a result of increasing recognition in mainstream pop-culture. The artist has been featured in Time magazine’s Top 100 Influential People, as well as nominated for an Academy Award for Best Documentary Feature for his film “Exit Through the Gift Shop.” In 2021, Banksy ranked 8th among all artists with total auction sales of over $205 million.

To date, our acquisitions team has been offered almost 180 works from Banksy from across the globe, some of which are in excess of $15 million. Of these works, this is 1 of only 6 that we have selected to be offered on our platform.

The Painting we are offering today features a cut-out heart, which is an iconic and prevalent symbol found in many of Banksy’s most commercial works. Other examples with this iconography include the “Girl with Balloon” motif, found across a number of the artists’ works, as well as the now famous “Love is in the Bin” from (2018), which sold at auction in excess of $25 million in October 2021, and currently holds the top auction record for the artist.

In addition to high record prices for works with desirable iconography, similar works to our offering have increased at an estimated annualized price appreciation of 26.7% from 2003 to 2021.